Exhibit 99.3

Caledonia Mining Corporation Plc

Block Listing Application and "At The Market" Sales Agreement

(NYSE AMERICAN, AIM and VFEX: CMCL)

St Helier, December 17, 2024 – Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) today announces that it has entered into an "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (“Cantor”) (the “ATM Sales Agreement”), pursuant to which the Company may, at its discretion from time to time, sell up to US$50,000,000 worth of shares (the “ATM Offering”). Any sales of shares would occur by means of ordinary brokers’ transactions or block trades, with sales only being made on the NYSE American at market prices. Caledonia expects to use the amount of any net proceeds from the sales for investment in the development of the Bilboes sulphide project.

In connection with the ATM Offering, yesterday Caledonia filed a technical report summary titled “Bilboes Gold Project Technical Report Summary”, prepared for Caledonia by DRA Projects (Pty) Ltd (“DRA”), in accordance with Subpart 1300 and Item 601(b)(96) of Regulation S-K (“S-K 1300”), as adopted by the United States Securities and Exchange Commission.

DRA previously issued an S-K 1300 pre-feasibility study for the project entitled “Bilboes Gold Project Technical Report Study”, with an issue date of May 15, 2024 and an effective date of December 31, 2023. On June 3, 2024, Caledonia published a new technical report for Bilboes, which superseded prior technical reports and technical report summaries for Bilboes. The new Bilboes technical report was a preliminary economic assessment prepared in accordance with Canada’s National Instrument 43-101 and did not comply with S-K 1300.

The purpose of the technical report summary filed yesterday is to report mineral resources for the project in accordance with S-K 1300, to present the results of an initial assessment for the implementation of open pit mining to recover the gold mineralization and to propose additional work required for feasibility level studies. The effective date of the technical report summary, being May 30, 2024, and the amounts of mineral resources reported are identical to those reported in the preliminary economic assessment.

The Company intends to publish a new feasibility study for the project in the first quarter of 2025.

Cantor, acting as sales agent, may conduct sales for the benefit of the Company should the Company elect to initiate a transaction or transactions, dependent on market conditions and such other terms as the Company may specify. The ATM Sales Agreement is not a formal placing and any potential sales of new shares are not underwritten by the sales agent.

Head and Registered Office: Caledonia Mining Corporation Plc

Unit B006, Millais House, Castle Quay, St Helier, Jersey, Channel Islands, JE2 3EF

info@caledoniamining.com | | www.caledoniamining.com

Accordingly, an application has been made to AIM for a block admission in respect of 4,000,000 new depositary interests representing the same number of shares in the share capital of the Company which will rank pari passu with the existing shares in issue. It is expected that the block admission will become effective on or about December 18, 2024. These new shares will be issued and allotted from time to time to settle any sales conducted under the ATM Sales Agreement.

Following admission, the Company's issued share capital remains unchanged at 19,214,554. The Company will make six-monthly announcements of the utilisation of the block admission, in line with its obligations under AIM Rule 29.

A prospectus supplement, (the “Prospectus Supplement”) to the Company’s base shelf prospectus (the “Base Shelf Prospectus”), will be filed with the United States Securities and Exchange Commission (the “SEC”) as part of the Company’s registration statement on Form F-3 (the “Registration Statement”). The Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Offering. Prospective investors should read the Prospectus Supplement, the Base Shelf Prospectus and the Registration Statement and the other documents the Company has filed for more complete information about the Company and the ATM Offering before making an investment decision. Investors may obtain copies of the Prospectus Supplement by visiting the SEC’s website at www.sec.gov.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 20 7397 1965 Tel: +44 131 220 9775

Panmure Liberum Limited (Joint Broker) Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: filing of a prospectus supplement, potential sales of shares, development of the Bilboes sulphide project and the application of the proceeds to that project. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to sell any shares or raise other finance, establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, failure to sell shares or raise other finance to develop the Bilboes sulphide project, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.